Laurie Dolphin, Treasurer, is a designer, author, and founder of Authorscape, a small independent book packager and publisher in New York. She is also the art curator for actor Norman Reedus.

Dolphin has worked on numerous projects in the pop culture, art, photography, and health and wellness genres. Notable projects include Evidence: The Art of Candy Jernigan (1999), This Is Today (a history of NBC's The Today Show) (2003), Giving Back (2011) with Meera Gandhi and Flash Frames: A New Pop Culture (2002), a book highlighting Flash art from the internet co-edited with her husband Stuart S. Shapiro and featuring an introduction by Stan Lee. Most recently, Dolphin has partnered with actor and photographer Norman Reedus, to design and publish a book of his photography called The Sun's Coming Up Like A Big Bald Head (2013) and a forthcoming fan art compilation called Thanks For All The Niceness: Fan Art From Around The World (2014). In 2016, Laurie Dolphin designed and published a special edition book of photography by Gelila Bekele called "GUZO," which documents the daily life of tribes in rural Ethiopia.

Dolphin's work has been featured in The New York Times, San Francisco Chronicle and received the Certificate of Design Excellence from Print's Regional Design Annual for Evidence in 2000.